MINTZ LEVIN Brian P. Keane -- 617 348 3093 -- bkeane@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

November 22, 2006

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

  Re:
  Synta Pharmaceuticals Corp.
  Registration Statement on Form S-1

Ladies and Gentlemen:

        On behalf of Synta Pharmaceuticals Corp. (the "Company"), the undersigned files with you one conformed copy of a complete Registration Statement on Form S-1 (the "Registration Statement") for the registration of shares (the "Shares") of the Company's Common Stock having a proposed maximum aggregate offering price of $115,000,000 to be offered to the public pursuant to the Registration Statement. A filing fee in the amount of $12,305.00 has been wired to the Securities and Exchange Commission's lockbox depository, pursuant to Rule 13(c) of Regulation S-T.

        The Company expects that the offering of the Shares will take place in January 2007. The cooperation of the Staff of the Commission in meeting this timetable would be very much appreciated.

        The Company and the managing underwriters will request acceleration of effectiveness of the Registration Statement orally and are aware of their respective obligations under the Securities Act of 1933, as amended. The persons making the oral acceleration request will be prepared to provide the prospectus dissemination information.

        In addition, an application for confidential treatment of portions of Exhibit 10.12 to the Registration Statement will be sent to the Secretary of the Commission under separate cover.

        Please call the undersigned at (617) 542-6000 with any comments or questions regarding the Registration Statement, and kindly mail a copy of any written comments to the following parties:

Jonathan L. Kravetz, Esq. Brian P. Keane, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 Phone: 617-542-6000 Fax: 617-542-2241	Wendy E. Rieder, Esq. Synta Pharmaceuticals Corp. 45 Hartwell Avenue Lexington, MA 02421 Phone: 781-274-8200 Fax: 781-240-1066	Patrick O'Brien, Esq. Ropes & Gray LLP One International Place Boston, MA 02110 Phone: 617-951-7000 Fax: 617-951-7050
Very truly yours,
/s/ Brian P. Keane Brian P. Keane

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
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